SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

BIOTIME INC.

(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

George Karfunkel
59 Maiden Lane
 New York, New York  10038
(212) 936-5100

(Name, address and telephone number of person authorized to receive notices and communications)

May 13, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 8 Pages)

CUSIP No. 09066L105	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON: George Karfunkel S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	4,696,502
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	4,696,502
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		4,696,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		15.5%
14	TYPE OF REPORTING PERSON:	IN

ITEM 1.    SECURITY AND ISSUER

This report (the “Statement”) pertains to the common shares, no par value (the “Shares”), of BioTime, Inc., a California corporation (the “Company”).  The address of the principal executive office of BioTime is 1301 Harbor Bay Parkway, Suite 100, Alameda, California 94502.

ITEM 2.    IDENTITY AND BACKGROUND

The persons filing this statement is:

George Karfunkel
59 Maiden Lane
New York, New York 10038

Mr. Karfunkel’s principal occupation is Vice President of American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

Mr. Karfunkel was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

Mr. Karfunkel has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, resulting from any civil proceeding of a judicial or administrative body of competent jurisdiction to which he was a party during the past five years.

Mr. Karfunkel is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information Mr. Karfunkel’s cover sheet and the information presented in response to Item 6 is incorporated by reference herein.

ITEM 4.    PURPOSE OF TRANSACTION

Mr. Karfunkel has no plans or proposals which relate to or would result in:

(a)           The acquisition by any person of additional securities of BioTime, or the disposition of securities of BioTime, except as described in Item 6.  However, in addition to the possible acquisition of additional BioTime Shares and common stock purchase warrants (“Warrants”) pursuant to the Stock and Warrant Purchase Agreement described in Item 6, and the possible acquisition of additional Shares pursuant to the Credit Agreement described in Item 6, Mr. Karfunkel may from time to time (i) purchase additional Shares and Warrants on the OTC Bulletin Board at prevailing market prices, or at prices related to the prevailing market price, or in privately negotiated transactions, (ii) purchase additional Shares through the exercise of

Warrants that he now owns or that he may acquire in the future, (iii) sell Shares and Warrants from time to time on the OTC Bulletin Board at prevailing market prices, or at prices related to the prevailing market price, or in privately negotiated transactions, or (iv) otherwise transfer or dispose of Shares and Warrants in other transactions.

(b)           Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving BioTime or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of BioTime or any of its subsidiaries;

(d)           Any change in the present board of directors or management of BioTime, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided, that Mr. Karfunkel may vote his Shares in the election of directors and on any other matter that is submitted to a vote of shareholders of BioTime;

(e)           Any material change in the present capitalization or dividend policy of BioTime;

(f)           Any other change in BioTime’s business or corporate structure;

(g)           Changes in BioTime’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of BioTime by any person; provided, that Mr. Karfunkel may vote his Shares on any such matter that may be submitted to a vote of shareholders of BioTime;

(h)           Causing a class of securities of BioTime to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange;

(i)           A class of equity securities of BioTime becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

The information presented in response to Item 6 is incorporated by reference herein.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)           As of the date of this statement, Mr. Karfunkel beneficially owned the Shares and the percentage of the outstanding Shares of BioTime shown the cover page, which information is incorporated by reference herein.  The percentage is based upon the number of shares shown as outstanding on BioTime’s quarterly report on Form 10-Q for the period ending March 31, 2009 plus the number of additional Shares reported by BioTime as having been sold to Mr. Karfunkel and Broadwood Partners, L.P. on or about May 13, 2009.

The Shares beneficially owned by Mr. Karfunkel include (a) 1,396,502 Shares owned by Mr. Karfunkel as of the date of this Statement, (b) 1,100,000 Shares that Mr. Karfunkel may acquire upon the exercise of Warrants owned by Mr. Karfunkel as of the date of this Statement, (c) 1,100,000 Shares that Mr. Karfunkel may acquire from BioTime on or before July 14, 2009 under the Stock and Warrant Purchase Agreement  described in Item 6, and (d) 1,100,000 Shares that Mr. Karfunkel may acquire from BioTime upon the exercise of Warrants that Mr. Karfunkel may acquire from BioTime on or before July 14, 2009 under the Stock and Warrant Purchase Agreement described in Item 6.  Any shares that may be acquired by Mr. Karfunkel in exchange for a BioTime promissory note under BioTime’s Credit Agreement, described in Item 6, are not included in the Shares beneficially owned by Mr. Karfunkel

(b)           As of the date of this Statement, Mr. Karfunkel had the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of 1,396,502 Shares.

If Mr. Karfunkel were to exercise the 1,100,000 Warrants he owns as of the date of this Statement, which are all presently exercisable, he would hold the sole power to vote or direct the vote, and sole the power to dispose or direct the disposition of such Shares upon the issuance of such Shares.

If Mr. Karfunkel were to acquire an additional 1,100,000 Shares and 1,100,000 Warrants under the terms of the Stock and Warrant Purchase Agreement, and if he were to acquire 1,100,000 Shares upon the exercise of those Warrants, he would hold the sole power to vote or direct the vote, and sole the power to dispose or direct the disposition of such Shares.

(c)           Information concerning transactions in the Shares by Mr. Karfunkel in the last 60 days is set forth in Item 6.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)           Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 13, 2009, Mr. Karfunkel entered into the a Stock and Warrant Purchase Agreement (the “Purchase Agreement”) with BioTime pursuant to which Mr. Karfunkel purchased 1,100,000 Shares and 1,100,000 Warrants for $2,000,000.  The Warrants entitle Mr. Karfunkel to purchase additional Shares at an exercise price of $2.00 per Share.  The Warrants will expire on October 31, 2010 and may not be exercised after that date.  Under the Purchase Agreement, Mr. Karfunkel was also given the right to purchase an additional 1,100,000 Shares and an additional 1,100,000 Warrants for an additional $2,000,000 on or before July 14, 2009.

BioTime may redeem the Warrants by paying $.01 per Warrant if the closing price of the Shares on any national securities exchange or the Nasdaq Stock Market exceeds 200% of the exercise price of the Warrants for any 20 consecutive trading days.  The redemption date will abate, if the closing price or average bid price of the Shares does not equal or exceed 120% of the exercise price of the Warrants on the redemption date and each of the five trading days immediately preceding the redemption date.  However, BioTime will have the right to redeem the Warrants at a future date if the market price of the Shares again exceeds 200% of the exercise price for 20 consecutive trading days, as described above.  In addition, BioTime may not redeem the Warrants unless a registration statement with respect to the Warrants and underlying Shares is effective under the Securities Act of 1933, as amended (the “Securities Act”).

The Shares and Warrants were offered and sold to Mr. Karfunkel by BioTime without registration under the Securities Act in reliance upon an exemption from registration under Section 4(2).  BioTime has entered into a Registration Rights Agreement under which it has agreed to file a registration statement to register the Warrants and the Shares issuable upon the exercise of the Warrants for sale under the Securities Act.  We have also agreed to file a registration statement after May 15, 2010 to register the Shares sold under the Purchase Agreement, and to permit Mr. Karfunkel to include the Shares and Warrants in any future registration statements that we may file after May 15, 2010, subject to certain limitations.

The above description of the Purchase Agreement, the Registration Rights Agreement, and the Warrants is a summary only, and is qualified in all respects by the full content of those documents which have been filed with the Securities and Exchange Commission.

During February 2009, Mr. Karfunkel and certain other lenders entered into an amendment to BioTime’s Revolving Line of Credit Agreement (the “Credit Agreement”) that permits BioTime to borrow up to $3,500,000.  Loans under the Credit Agreement bear interest at 12% per annum.  Mr. Karfunkel agreed to lend BioTime $500,000 under the Credit Agreement, and pursuant to the Credit Agreement he received 13,334 Shares for agreeing to provide that loan.  On April 15, 2009, the Credit Agreement was amended to extend the maturity date of the loans from April 15, 2009 to December 1, 2009.  Pursuant to the amendment of the Credit Agreement, Mr. Karfunkel received 17,143 Shares in consideration of his agreement to extend the maturity date of his loan.

Mr. Karfunkel, along with other lenders, have been given the right to exchange his line of credit promissory notes for BioTime Shares at a price of $1.75 per Share, and/or for common stock of BioTime’s subsidiary, Embryome Sciences, Inc., at a price of $3.00 per share.  Any Shares that may be acquired by Mr. Karfunkel in exchange for his BioTime promissory note are not included in the Shares beneficially owned by his as shown in this Statement.

BioTime’s obligations under the Credit Agreement are collateralized by a security interest in BioTime’s right to receive royalty and other payments under its license agreement with Hospira, Inc.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1
Stock and Warrant Purchase Agreement, dated May 13, 2009, between BioTime, Inc. and George Karfunkel (Incorporated by reference to BioTime’s Form 10-Q for the quarter ended March 31, 2009 filed with the Securities and Exchange Commission)

Exhibit 2
Registration Rights Agreement between BioTime, Inc., Broadwood Partners, L.P. and George Karfunkel (Incorporated by reference to BioTime’s Form 10-Q for the quarter ended March 31, 2009 filed with the Securities and Exchange Commission)

Exhibit 3
Warrant Agreement between BioTime, Inc., Broadwood Partners, L.P., and George Karfunkel (Incorporated by reference to BioTime’s Form 10-Q for the quarter ended March 31, 2009 filed with the Securities and Exchange Commission)

Exhibit 4	Third Amended and Restated Revolving Line of Credit Agreement, March 31, 2008 (Incorporated by reference to BioTime’s Form 8-K filed April 4, 2008)
Exhibit 5	Third Amended and Restated Security Agreement, dated March 31, 2008 (Incorporated by reference to BioTime’s Form 8-K filed April 4, 2008)
Exhibit 6	Fourth Amendment of Revolving Line of Credit Agreement (Incorporated by reference to BioTime’s Form 10-Q for the quarter ended September 30, 2008)
Exhibit 7	Fourth Amendment of Security Agreement. (Incorporated by reference to BioTime’s Form 10-Q for the quarter ended September 30, 2008)
Exhibit 8	Fifth Amendment of Revolving Line of Credit Agreement, dated April 15, 2009. (Incorporated by reference to BioTime’s Form 8-K filed April 17, 2009)
Exhibit 9	Fifth Amendment of Security Agreement, dated April 15, 2009. (Incorporated by reference to BioTime’s Form 8-K filed April 17, 2009)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.

Dated:  May 20, 2009

s/George Karfunkel
George Karfunkel